United States securities and exchange commission logo





                             December 3, 2021

       Brian McFadden
       Chief Executive Officer
       Cryptyde, Inc.
       2009 9th Avenue North, Suite 220
       Safety Harbor, Florida 34695

                                                        Re: Cryptyde, Inc.
                                                            Form 10
                                                            Filed November 8,
2021
                                                            File No. 001-41033

       Dear Mr. McFadden:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10 filed November 8, 2021

       Cover Page

   1. We note your disclosure on pages 31 and 79 of the information statement that you are a smaller reporting
company. Please check the box to indicate that you are a smaller reporting company or
revise the information statement.
       Information Statement Summary, page 7

   2. You disclose on page 10 that "we have elected to not take advantage of the extended transition period that
allows an emerging growth company to delay the adoption of certain accounting standards,"
however, on page 31 you state that you have elected not to opt out of such extended
transition period. Please revise throughout the information statement for consistency.
Additionally, if applicable, ensure that the Form 10 cover page includes the check box related to
this election.
 Brian McFadden
Cryptyde, Inc.
December 3, 2021
Page 2
Our Company, page 8

3. Please revise this section and disclosures in other parts of the filing to clearly discuss the current status of your business and operations, your current sources of funds and revenues,
         and your net income. Expand the discussion of your    initial product
offering    to disclose
         when it launched, any revenues you have derived from it, and how many artists, content owners and users you have currently. Provide support for your statement that you
         distribute original artwork featuring    chart topping musicians,
 award winning
         actors/actresses    and    all-star athletes.    With respect to the
development and launch of
         your crypto equipment and mining business, disclose any known or anticipated material commitments for capital expenditures, the sources of funds for such expenditures and expected timing.
The Separation, page 8

4. Please expand the bullet point list to better explain how it was determined that separating
         BBIG   s packaging and NFT businesses from BBIG   s current business
operations would
         be in the best interests of BBIG and its stockholders. Disclose the businesses that will comprise TYDE as compared to the businesses that BBIG will retain, and discuss how
         these will lead to the    distinct    focus of each company   s
specific operational and growth
         strategies. Discuss the    differentiated    investment theses of each
company, explain each
         company   s tailored capital structures and capital deployment
strategies, and compare the
         incentive compensation arrangements that each company may offer. Finally, explain why the success of your business is substantially dependent upon the continued success of the
         Vinco brand, as noted in your summary of risk factors.
Risk Factors, page 18

5. Please tailor your risk factor disclosures to your filing, business and financial conditions.
       As examples only:
           expand the risk factors regarding your ability to service your indebtedness to disclose the current amount and terms of your debt;
           as a Nevada corporation, revise or explain the reference on page 30 to Delaware law provisions that could impair a takeover attempt;
           given that you are not conducting an offering from which you are deriving proceeds,
           revise the statement on page 24 that you    used proceeds from this
offering    to pay
           down certain outstanding debt, and the statement on page 29 that the public offering price will be determined
FirstName LastNameBrian      McFadden  by negotiations between [you] and the
underwriters.
Comapany
6.         NameCryptyde,
       Please                Inc. this section to address the material risks
related to your
               revise and update
       packaging
December   3, 2021business.
                    Page 2
FirstName LastName
 Brian McFadden
FirstName  LastNameBrian McFadden
Cryptyde, Inc.
Comapany3,
December   NameCryptyde,
             2021        Inc.
December
Page 3    3, 2021 Page 3
FirstName LastName
Our Articles of Incorporation designate Nevada as the exclusive forum for certain litigation..., page 30

7. We note that you state in this risk factor and on page 87 that your forum selection provision identifies the courts of the State of Nevada as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of
         the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Capitalization, page 50

8. We note the first sentence of this section. Capitalization on a pro forma basis to give effect to the Separation appears to be missing from the capitalization table. Please update and revise. To the extent applicable, please provide footnotes or similar disclosures to the table to explain the adjustments made in arriving at your capitalization on a pro forma basis.
Unaudited Pro Forma Combined Financial Statements
2. Pro Forma Adjustments, page 55

9. Please provide more context regarding your adjustment for the elimination of the management fee. In this regard, it's not clear how the amount of the adjustment was determined.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 56

10.      We note your disclosure on page 58 which identifies CW Machines LLC as a Joint
         Venture. Please revise the appropriate financial statements to provide disclosures regarding the joint venture including, but not limited to, when the joint venture was formed, who the parties to the joint venture are and how you are accounting for your investment in the joint venture. Further, please also address whether the parties involved in the joint venture are related parties and whether you considered including audited financial statements of the joint venture in this filing.
 Brian McFadden
FirstName  LastNameBrian McFadden
Cryptyde, Inc.
Comapany3,
December   NameCryptyde,
             2021        Inc.
December
Page 4    3, 2021 Page 4
FirstName LastName
Liquidity and Capital Resources , page 61

11. Please quantify the amount of money you expect to be required to accomplish your strategic plan and disclose whether you have any guaranteed financing or funding in place.
Business, page 63

12. Please revise this section to ensure that your disclosure addresses all applicable
         Item 101 requirements. For example, we note that the descriptions of your packaging, E-
         NFT.com, consumer focused mining pools and AR/VR businesses do not provide an adequate understanding of your business. In addition, to the extent each of your lines of business makes an investment in the company speculative or risky, please add appropriate risk factor disclosure to the information statement.
13. Please disclose whether your business is or will be dependent on a blockchain that you did not develop. If so, please revise to describe those blockchains and the risks and challenges related to such reliance; if not, please describe the risks related to developing and maintaining your own blockchain, if applicable. Please also disclose (i) the material terms and characteristics of your non-fungible tokens ("NFTs") and any other digital asset that you will create, distribute, issue or use, including how such assets will be valued and any associated volatility, (ii) the process by which the NFTs and any other digital assets will be distributed to users, (iii) any laws or regulations that may limit your ability or the ability of users to convert cryptocurrency or digital asset into real currency or property, particularly for but not limited to your planned crypto equipment and mining business, (iv) the risks to your users of holding the digital assets if they are distributed
         (e.g., any risks and challenges related to the storage or custody of the private key(s)
         granting access to the digital assets, such as the threat of a cybersecurity breach), (v) how your NFTs and any other digital assets will be able to avoid expensive minting fees and the associated environmental consequences, (vi) whether you intend to hold any digital assets that you receive or to convert such assets into fiat currency after receipt and (vii) the regulatory risks associated with offering customers a digital wallet, if applicable.
14. We note your disclosure on page 63 that you have "expanded into the crypto mining ecosystem ... to bring BTC mining to a price point for the everyday consumer." Please disclose how you intend to custody the Bitcoin and any other digital asset that you mine or hold. Additionally, please provide disclosure to indicate which other digital assets, if any, you intend to mine. To the extent federal, state, local or foreign regulation of blockchain technology or digital assets may have a material effect on your business or intended business, please disclose the effect of existing or probable governmental regulation.
15. Please disclose whether you intend to sell digital assets for other digital assets. If so, describe which digital assets you will acquire and why you will acquire those digital assets. Additionally, disclose whether you intend to hold or sell those digital assets.
 Brian McFadden
FirstName  LastNameBrian McFadden
Cryptyde, Inc.
Comapany3,
December   NameCryptyde,
             2021        Inc.
December
Page 5    3, 2021 Page 5
FirstName LastName
         Describe the circumstances under which you would sell Bitcoin or other acquired digital assets and how you would do so.
16. You disclose on E-NFT.com that users may create a wallet to hold E-NFT assets. Please disclose if other digital assets are expected to be able to be held in your digital wallet services and describe the cybersecurity protection features of your software and custody arrangements with users. Highlight here and in a risk factor the risk that you may be liable for any cybersecurity breach resulting in the loss of customer assets. Management, page 68

17. Please revise to briefly clarify and describe (i) the business experience during the past five years of each executive officer and director and (ii) for each director and director nominee, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.
Corporate Governance, page 70

18. Please revise this section to remove duplicative language and clearly disclose your corporate governance structure upon the completion of the Separation.
19. When available, please revise this section to identify which class each director will belong to and when the terms of each class will expire.
Unaudited Financial Statement of Ferguson Containers, Inc., page F-2

20. Please update your financial statements for the quarter ended September 30, 2021. Refer to Rule 8-08 of Regulation S-X.
EVNT Platform LLC Financial Statements, page F-12

21. Please provide audited financial statements for EVNT Platform LLC. Refer to Rule 3-01 of Regulation S-X.
4. Intangible Assets, Net, page F-20

22. Given the significance of the developed technology intangible asset, please provide a more comprehensive discussion regarding the factors you consider in your impairment analysis of this asset.
6. Membership Equity, page F-21

23. We note your disclosure regarding the asset contribution by Emmersive Entertainment and have the following comments:
             Please tell us whether Emmersive Entertainment is a related party or entity under common control of Vinco.
             Explain how the intangible assets were valued in the exchange. Brian McFadden
FirstName  LastNameBrian McFadden
Cryptyde, Inc.
Comapany3,
December   NameCryptyde,
             2021        Inc.
December
Page 6    3, 2021 Page 6
FirstName LastName
                Disclose the factors you considered in determining the fair value of the Preferred
              Units.
                Explain why you classified the entire purchase price as an intangible asset while your disclosure indicates that some physical assets were part of the agreement.
Report of Independent Registered Accounting Firm, page F-22

24. Please have your auditor remove the language in the third paragraph of their opinion
         which states,    and in accordance with auditing standards generally
accepted in the United
         States of America.    Please refer to PCAOB Auditing Standard 3101.
Ferguson Containers, Inc. - Statement of Cash Flows, page F-26

25. Tell us how you determined it was appropriate to classify your due to/due from parent balances as cash flows in operations rather than cash flows in financing activities. Please revise the label in the line item on your cash flow to properly indicate this is due from parent, rather than due to parent. Please note this comment also applies to the Ferguson interim financial statements as well as EVNT Platform LLC's financial statements where appropriate.
Ferguson Containers Inc. - Notes to the Financial Statements
1. Nature of Operations and Basis of Presentation, page F-27

26. We note your reference to condensed financial statements which do not include all of the information and footnotes required by GAAP for annual financial statements. Given these appear to be audited annual financial statements, please explain this disclosure or remove it, if appropriate.
2. Summary of Significant Accounting Policies
Subsequent Events, page F-30

27. Please revise to provide the date through which management has evaluated subsequent events. Refer to ASC 855-10-25-1A. This comment also applies to
         your interim financial statements.
8. Subsequent Events, page F-33

28. Please tell us how you accounted for the sale of the building located in Washington, NJ.
         Please address how the proceeds were used to partially pay off a note on Vinco Ventures,
         Inc.
Exhibits

29. Please clarify if you intend to file the TYDE Warrant agreement, Registration Rights
         Agreement and Amendment Agreement as exhibits to the registration statement or tell us why you believe you are not required to do so.
 Brian McFadden
Cryptyde, Inc.
December 3, 2021
Page 7
General

30. Please revise your disclosures throughout to discuss your current business and financial conditions and clearly distinguish these from future-looking statements. As an example
         only, in the statement regarding    our or our partners    ability to
provide innovative NFTs,
         disclose the number of your current partners and their current ability to provide NFTs, or clarify that you are talking about prospective future partners. As another example, clarify whether your website, www.cryptyde.com, and the website referenced under the heading
         "Code of Business Conduct and Ethics" are currently in existence.
31. Please revise throughout to remove unnecessarily duplicative disclosures. For example, a number of risk factors included in the Risk Factors section are repetitive of risk factors included later in the section. As another example, the discussion of your E-NFT.com,
         AR/VR and CW Machines LLC businesses on pages 57-58 repeats verbatim the disclosures on page 63-64.
32. Please provide a detailed analysis explaining whether you believe the NFTs that you plan to mine or distribute are securities as defined in Section 2(a)(1) of the Securities Act. Your analysis should specifically address (i) the distinct characteristics of the NFTs and (ii)
         your role in ensuring the success of, and creating a secondary market for, the NFTs, and how those factors affect your conclusions. Additionally, describe your internal processes for determining whether particular digital assets that you support, transact in, hold or plan to support, transact in or hold are securities as defined in the Securities Act and state that any such determination is a risk-based assessment and does not constitute a legal standard.
         Add a risk factor that there may be uncertainty regarding your determination and that regulators may disagree with your analysis.
33. If you intend to act as a custodian of digital assets, please tell us whether you intend to register as a custodian with state or federal regulators and describe the nature of any such registration.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Anne Parker at 202-551-3611 with any other questions.



FirstName LastNameBrian McFadden                                Sincerely,
Comapany NameCryptyde, Inc.
                                                                Division of
Corporation Finance
December 3, 2021 Page 7                                         Office of
Manufacturing
FirstName LastName